50
4-4-03

03015972

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 4-3-03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-51370

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TJM Investments, LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED APR 01 2003 WASH, D.C. 165 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 S. Wacker Drive, Suite 1920
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen S. Risinger 312-795-4002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)
Ostrow Reisin Berk & Abrams, Ltd

455 N. Cityfront Plaza Dr., Ste 2600 Chicago IL 60611
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Colleen S. Risinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJM Investments, LLC, as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
JULI A. PRITCHARD
COMMISSION EXPIRES 09/06/06

Colleen S. Risinger
Signature

FinOp
Title

Juli A Pritchard
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2002 AND 2001

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary (the Company), (a 99% owned subsidiary of TJM Institutional Services, LLC) as of December 31, 2002 and 2001 and the related consolidated statements of operations, members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Prestige Financial Center, Inc., a wholly-owned subsidiary of K.T. Prestige, LLC (a 50% equity investee of the Company). Those statements were audited by other auditors whose report has been furnished to us and our opinion for 2002 and 2001, insofar as it relates to data included for Prestige Financial Center, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, based upon our audit and the report of the other auditors as explained above, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 14, 2003

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31,	2002	2001
ASSETS		
Current assets:		
Cash	$ 131,638	$ 111,819
Accounts receivable	13,000	
Due from employees	43,493	
Prepaid assets		1,809
Receivable from broker-dealers and clearing organizations	226,143	124,200
Deposits with clearing organizations and others	1,244,876	224,064
Total current assets	1,659,150	461,892
Property and equipment:		
Furniture and equipment	736,383	130,210
Less accumulated depreciation	(96,959)	(48,347)
Property and equipment, net	639,424	81,863
Other assets:		
Investment in limited liability companies	200,000	358,848
Goodwill	10,000	
Covenant not to compete	15,000	
Total other assets	225,000	358,848
Total assets	$ 2,523,574	$ 902,603
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 82,511	$ 27,572
Other liabilities:		
Due under purchase agreement	400,682	
Loan payable, member, subordinated to claims of general creditors	750,000	
Total other liabilities	1,150,682	
Members' capital	1,290,381	875,031
Total liabilities and members' capital	$ 2,523,574	$ 902,603

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31,	2002	2001
Revenue:		
Commissions and incentive fees	$ 1,393,133	$ 967,180
Realized loss on sale of securities	(1,604)	(12,116)
Equity in earnings (loss) in investments in limited liability companies	(92,108)	(5,972)
Interest	11,376	117
Miscellaneous income	18,056	
Total revenue	1,328,853	949,209
Operating expenses:		
Employee compensation and related benefits	538,498	530,917
Communications	19,421	16,577
Rent and occupancy	62,744	53,726
Professional fees	153,186	207,960
Other operating expenses	240,830	56,916
Total operating expenses	1,014,679	866,096
Income from operations, before other expense	314,174	83,113
Other expense:		
Unrealized loss on investment in limited liability companies		470,093
Net income (loss)	$ 314,174	$ (386,980)

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF MEMBERS' CAPITAL

Balance, December 31, 2000	$ 1,157,011
Member contributions	150,000
Member distributions	(45,000)
Net loss	(386,980)
Balance, December 31, 2001	**875,031**
Member contributions	**210,000**
Member distributions	**(108,824)**
Net income	**314,174**
Balance, December 31, 2002	**$ 1,290,381**

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31,	2002	2001
Operating activities:		
Net income (loss)	$ 314,174	$ (386,980)
Adjustments to reconcile above to cash used in operating activities:		
Equity in (earnings) loss in limited liability companies	158,848	(10,170)
Unrealized loss on investment in limited liability companies		470,093
Depreciation	48,612	25,418
(Increase) decrease in operating assets:		
Accounts receivable	(13,000)	
Due from affiliate		15,000
Employee receivable	(43,493)	
Prepaid assets	1,809	3,855
Receivable from broker-dealers and clearing organizations	(101,943)	(16,558)
Deposits with clearing organizations and others	(1,020,812)	(98,632)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	54,939	(6,907)
Cash used in operating activities	(600,866)	(4,881)
Investing activities:		
Purchase of furniture and equipment	(606,173)	(52,376)
Purchase of intangible assets	(25,000)	
Cash used in investing activities	(631,173)	(52,376)
Financing activities:		
Proceeds from seller financing	400,682	
Proceeds from loan payable, shareholder	750,000	
Members' contributions	210,000	150,000
Members' withdrawals	(108,824)	(45,000)
Cash provided by financing activities	1,251,858	105,000
Increase in cash	19,819	47,743
Cash:		
Beginning of year	111,819	64,076
End of year	$ 131,638	$ 111,819

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

1. Nature of business and significant accounting policies

Operations:

The consolidated financial statements of TJM Investments, LLC, (the "Company") include the accounts of the Company and its 75 percent owned subsidiary, TJM Trading Systems, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is an Illinois Limited Liability Company formed in January 1999 for the purposes of conducting business as a broker-dealer in securities. The Company is 99 percent owned by TJM Institutional Services, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

TJM Trading Systems, LLC was organized on November 19, 2002, as a limited liability company under the laws of the State of Illinois. TJM Trading Systems, LLC provides front end computer software services for use in the securities and futures industries. The Company is scheduled to terminate operations on November 14, 2052. The minority interest in the loss is immaterial.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and significant accounting policies (continued)

Trade accounts receivable:

Customer accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Property, equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is provided by accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Partnership's income whether or not that income is actually distributed.

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. As of December 31, 2002 and 2001, all investments owned by the Company represented nonpublicly traded securities. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2. Investment in limited liability companies

The Company has a 50% ownership interest in K.T. Prestige, LLC. K.T. Prestige, LLC owns 100% of the Prestige Financial Center, Inc., a broker-dealer registered with the Securities and Exchange Commission. The statement of financial condition of K.T. Prestige, LLC included net goodwill associated with the acquisition of the Prestige Financial Center, Inc. of $793,333 and $863,333 at December 31, 2002 and 2001, respectively.

The Company's management has estimated the fair value of the investment at $200,000 at December 31, 2002 and $250,000 at December 31, 2001. The estimate is based on operating results, financial and economic conditions and other information.

On December 29, 2000, the Company invested $100,000 (representing approximately a 3 percent interest) into TJM Alliance Fund, LLC, an Illinois limited liability company, organized to engage in speculative trading. An affiliate of the Company is the managing member of TJM Alliance Fund, Inc. At December 31, 2001, the investment balance was $108,848. The investment was sold in the year ended December 31, 2002.

3. Due under purchase agreement

TJM Trading Systems, LLC purchased certain computer software and equipment during the year ended December 31, 2002 from an unrelated party which financed a portion of the purchase price. The Company is required to pay certain liabilities of the seller currently. The remaining balance under this portion of the agreement was approximately $700 at December 31, 2002. In addition, the Company owes the seller $400,000 which is to be paid in quarterly installments equal to 25% of the Company's annual net profits as defined. No interest shall accrue on the unpaid balance.

4. Related party transactions

The Company has entered into a sublease agreement with its parent whereby the Company leases office space from the parent. Lease payments under this agreement are annual payments of $30,000 due on or before the last day of the calendar year. Rent payments paid to the parent were $30,000 for the years ended December 31, 2002 and 2001.

Substantial expenses of the Company are paid by an affiliate and reimbursed. The amount due to affiliate at December 31, 2002 was $33,196.

5. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $191,668 which was $186,668 in excess of its required net capital of $5,000. At December 31, 2002, the Company's net capital ratio was .5 to 1. At December 31, 2001, the Company had net capital of $274,453, which was $269,453 in excess of its required net capital of $5,000. At December 31, 2001, the Company's net capital ratio was 0.1 to 1.

7. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2002		
Total members' capital		$ 1,290,381
Loan payable, member, subordinated to claims of general creditors		750,000
Total capital and allowable subordinated liabilities		2,040,381
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organization	$ 239,143	
Accounts receivable	13,000	
Due from employees	43,493	
Furniture and equipment, net	639,424	
Investments in limited liability companies	200,000	
Goodwill	10,000	
Covenant not to compete	15,000	1,160,060
Net capital		880,321
Minimum net capital requirement		5,000
Excess net capital		$ 875,321
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 82,511
Due under purchase agreement		400,682
Aggregate indebtedness		$ 483,193
Ratio of aggregate indebtedness to net capital		.5 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,262,065
Effect of consolidation		63,764
Increase in other charges against capital		(445,508)
Net capital per above		$ 880,321

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2002

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Independent Auditors' Report on Internal Control

To the Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Investments, LLC and Subsidiary (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

In planning and performing our audit of the financial statements of TJM Investments, LLC and Subsidiary for the year ended December 31, 2002, we noted the following issue with respect to internal controls:

> One individual has significant control over and responsibility for the accounting system. While we recognize that it may not be cost effective to employ more people, we emphasize that a strong system of supervision and review by management is needed to compensate for this weakness. Regular and active involvement in supervisory activities is an integral and critical component of the Company's system of internal control procedures.

However, we noted no matters involving internal control, including control activities for safeguarding assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 14, 2003